

17016753

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 North B Street
(No. and Street)

Fairfield	IA	52566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

30 Jericho Executive Plaza, Suite 500W	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public


CARLOS JOZSI
MY COMMISSION #FF135359
EXPIRES: JUN 23, 2018
Bonded through 1st State Insurance

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANSSEN PARTNERS INC.

(SEC I.D. No. 50485)

Statement of Financial Condition
as of December 31, 2016
and Report of Independent Registered Public Accounting Fir

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

JANSSEN PARTNERS INC.
(SEC I.D. No. 50485)

Statement of Financial Condition
as of December 31, 2016
and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

We have audited the accompanying statement of financial condition of Janssen Partners Inc. (the "Company") as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements. Janssen Partners, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.



DeFreitas & Minsky, LLP
Jericho, NY
February 10, 2017

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To Management:
Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

We have reviewed management's statements, included in the accompanying Janssen Partners, Inc. Exemption Report in which (1) Janssen Partners, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption form 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the 'exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) or Rule 15c3-3 under the Securities Exchange Act of 1934.



De Freitas & Minsky, LLP
Jericho, New York
February 10, 2017

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

De Freitas & Minsky, LLP

Certified Public Accountants

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2016, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c-3(e).

2. We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

30 Jericho Executive Plaza, Suite 500W Jericho, NY 11753
Tel: (516) 746-6322 Fax: (516) 746-8679
www.dmcpallp.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2016 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



De Freitas & Minsky, LLP
Jericho, New York
February 10, 2017

Janssen Partners, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash In Bank		$ 907
Receivable From Brokers, dealers and clearing orgainizations		53,603
Securities owned at market value		207,045
Total Assets		261,555

Liabilities and Stockholders' Equity

Accrued Expenses		10,000
Due to Janssen Properties		28,035
Payable to Peter Janssen		28,256
Total Liabilities		66,291
Stockholders' Equity		
Common Stock	100,000	
(100 shares, no par value common stock authorized, issued, and outstanding)		
Additional Paid in Capital	1,913,197	
Accumulated Deficit	(1,817,933)	
Total Stockholders' Equity		195,264
Total Liabilities and Stockholders' Equity		$ 261,555

See accountant's audit report

Janssen Partners, Inc.
Statement of Changes In Stockholders' Equity
December 31, 2016

Stockholders' Equity - January 1, 2016	$ 244,050
Capital Contribution	-
Net gain (loss) for the year	(48,786)
Stockholders' Equity - December 31, 2016	$ 195,264

See accountant's audit report

Janssen Partners, Inc.
Statement Of Income
For the Year Ended December 31, 2016

Income

(Loss) on Firms Investments	$ (9,590)
Dividend Income	750
Total Income	(8,840)

Expenses

Other Expenses	33,689
Regulatory Fees	6,257
Total Expenses	39,946
Net gain (loss) for the year	(48,786)
Deficit - January 1, 2016	(1,769,147)
Deficit - December 31, 2016	$ (1,817,933)

See accountant's audit report

Janssen Partners, Inc.
Statement of Cash Flows
December 31, 2016

Cash Flows From Operating Activities	
Net Income (Loss)	$ (48,786)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in :	
Receivables from brokers or dealers	(11,326)
Securities owned at market value	36,263
Increase (Decrease) in:	
Accounts Payable	(10,000)
Accrued Expenses	10,000
Cash Increased (Decreased) by operating activities	(23,849)
Increase (Decrease) in:	
Organization Expense: Original Cost	634
Cash Increased (Decreased) by Investing Activities	634
Net cash decrease for period	(23,215)
Cash - January 1, 2016	24,122
Cash - December 31, 2016	$ 907

See accountant's audit report

Janssen Partners, Inc.
Computation of Net Capital
December 31, 2016

Total ownership equity		$ 195,264
Deductions		$ -
Net capital before haircut		195,264
Haircut		
Other securities	31,057	
Undue concentration	27,482	58,539
Net Capital		136,725
Computation of Basic Net Capital		
Minimum net capital		4,419
Basic net capital		5,000
Net capital requirement		5,000
Excess net capital		131,725
Excess net capital @ 1000%		$ 130,096
Computation of Aggregate Indebtedness		
Total aggregate indebtedness		66,291
Percentage of aggregate indebtedness to net capital		48.48%

Janssen Partners, Inc.
Computation of Differences of Net Capital
Between Corporation Focus and Audited Report
December 31, 2016

Net Capital per corporation's focus	136,725
Net capital per audit report	136,725
Difference	-

JANSSEN PARTNERS, INC.
DECEMBER 31, 2016
EXEMPTIVE PROVISION UNDER FILE 15C3-3

Exemption from rule 15c3-3 is claimed under section k (2) ii.

JANSSEN PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1. Principal Business Activity and Summary of Significant Accounting Policies

Organization and Nature of Business

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services. As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned for the broker-dealers own account are measured initially and subsequently at fair value. Any unrealized gains or losses resulting from marking these to the fair value are included in profit or loss.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Income Taxes

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

Note 2. Concentration of Risk

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

97.92% of Janssen Partners, Inc. equity investments are in a single stock. The company currently owns 21,800 shares of Opko Health, Inc. with a market value of $202,740. This represents 77.51% of Janssen Partners, Inc. liquid assets.

Note 3. **Receivables From Brokers, Dealers and Clearing Organizations**

At December 31, 2016 amounts receivable from dealers and clearing:

Receivable from Wedbush Securities	$ 53,603
Total Receivables	$ 53,603

Note 4. **Fair Value**

The carrying amounts reflected in the balance sheet for cash, and accounts and notes payable approximate the respective fair values due to the short maturities of those instruments. The fair values for securities owned at market value are based on quoted market prices for those instruments.

Note 5. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the company had a net capital of $136,725 and excess net capital of $131,725.

Note 6. **Subsequent Events**

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Janssen Partners, Inc.

Assertions Regarding Exemption Provisions

Janssen Partners, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identical exemption provisions throughout the year ended December 31, 2016 without exception.

Sincerely,



Peter Janssen

President

De Freitas & Minsky, LLP
Certified Public Accountants

30 Jericho Executive Plaza, Suite 500W
Jericho, New York 11753
(516) 746-6322